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August 5, 2005	Jeffrey T. Skinner direct dial 919 420 1814 direct fax 919 510 6130 JSkinner@KilpatrickStockton.com

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Annual Report for CornerCap Group of Funds (the “Trust”) (File Nos. 33-03149 and 811-04581) on Form N-CSR for the period ending March 31, 2005, originally filed May 26, 2005 (the “Annual Report”)

Ladies and Gentlemen:

This letter is being submitted to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Kevin Rupert, Examiner, Division of Investment Management. This letter is in response to oral comments received from Mr. Rupert in connection with his review of the Annual Report. Set forth below is a summary of Mr. Rupert’s comments and the Trust’s responses, each of which has been previously reviewed with Mr. Rupert orally.

1.        Comment:        The EDGAR filing of the Annual Report was submitted without a cover letter.

Response:        The Trust will include a cover letter for EDGAR filings on a going forward basis.

2.        Comment:        The Contrarian Fund expenses reported in the Trust’s Prospectus are lower than the expenses reported on page 7 of the Annual Report. Has the Trust made a permanent change lowering expenses of the Contrarian Fund?

Response:         The Trust has made a permanent change lowering the expenses of the Contrarian Fund. The Contrarian Fund pays a “unified” fee to the Fund’s investment adviser, CornerCap Investment Counsel, Inc. (the “Adviser”) to provide investment management services and operating services for the Contrarian Fund. The Trust and the Adviser agreed to lower the amount of the management fee portion of the unified fee from 1.3% to 1.0%, effective April 1, 2005. The Trust has determined to reprint and recirculate its Annual Report (the “Reprint”), and will include the following additional language after the second sentence in the first paragraph of the footnote on page 7 of the Annual Report to explain the change to the expense ratio:

*        “Effective April 1, 2005, the Fund’s annualized expense ratio will be reduced from 1.8% to 1.5% due to a reduction in the Fund’s management fee from 1.3% to 1.0%.”

August 5, 2005

3.         Comment:        The performance chart for the Balanced Fund on page 3 of the Annual Report did not include a benchmark of a broad-based securities index.

Response:        The Balanced Fund’s performance chart included a blended index constructed by combining 60% the Russell 1000 Value Index, and 40% the Lehman Brothers Government/Corporate Bond Index. However, the Balanced Fund’s performance chart did not include the performance of the Russell 1000 Value Index that is included in the Fund’s Prospectus as a comparative broad-based index. Consistent with disclosure the Fund’s Prospectus, the Reprint will include performance for the Russell 1000 Value Index and the following footnote explaining the Index:

“(c) The Russell 1000 Value Index measures the performance of those companies out of the 1,000 largest U.S. companies (based on total market capitalization) that have lower price-to-book ratios and lower forecasted growth values.”

4.         Comment:        The performance line graph for the Contrarian Fund on page 6 of the Annual Report shows the last 4 years of performance data; however, the table below the line graph includes 1 year, 5 year, and since inception returns.

Response:        The performance line graph for the Contrarian Fund should have included 8 years of performance data for the Fund and a footnote explaining that that the Fund was a private, unregistered fund managed by the Adviser before it transferred all of its assets to the Contrarian Fund (formerly called the “Micro-Cap Fund”) in July 2000. The Reprint will include a revised line graph that, consistent with the Fund’s Prospectus, shows 8 years of performance data for the Fund. In addition and also consistent with the Prospectus, the Trust will delete footnote (b) to the Contrarian Fund’s performance chart and replace it with the following footnote to explain the information in the line graph and chart:

“(b) Prior to October 11, 2004, the CornerCap Contrarian Fund was known as the CornerCap Micro-Cap Fund. The performance figures include figures for the Cornerstone Micro-Cap Fund, L.P., a private, unregistered fund that began operations in August 31, 1996, and transferred all its assets to the Micro-Cap Fund on July 27, 2000. The Cornerstone Micro-Cap Fund was managed by the same Adviser as the Micro-Cap Fund.  It pursued the same objectives and employed the same strategies as the Micro-Cap Fund. As of December 11, 2004, the Fund’s strategy was changed to multi-cap contrarian.”

Finally, the Trust will, consistent with the Prospectus, add performance data for the Russell 2000 Growth Index, in order to provide information for a broad-based comparative index used by the Contrarian Fund before its strategy was changed to multi-cap contrarian.

5.         Comment:        Footnote (b) to the performance chart for the Small-Cap Value Fund states that the Small Cap Value Fund began operations on September 30, 2000, but the performance line graph and chart show performance for a longer period.

August 5, 2005

Response:        Footnote (b) to the performance chart for the Small-Cap Value Fund was a misprint; the Fund began operations in 1992. Accordingly, the Trust will delete footnote (b) in the Reprint. In addition, the Trust will revise the “Since Inception” column of the Small-Cap Value Fund’s performance to show performance for the past 10 years.

6.         Comment:        The link on the Adviser’s website for the Funds’ most recent Annual Report is outdated.

Response:         The Trust has updated the website link to link to the Funds’ most recent Annual Report. The Trust will change the link to the Reprint promptly after it is prepared.

7.         Comment:        The portfolio turnover rates provided in the Annual Report for the Funds should be rounded to the nearest whole number.

Response:         The Trust will, on a going forward basis, round portfolio turnover rates reported in the Funds’ financial statements to the nearest whole number.

8.         Comment:        What steps, if any, will be taken to address internal control over disclosure reporting issues going forward?

Response:        Effective August 1, 2005, the Trust and the Adviser have engaged a third party mutual fund administrator, ALPS Mutual Fund Services, Inc. (“ALPS”), to provide administrative, accounting, transfer agency and distribution services to the Funds. ALPS provides similar services for a large number of mutual funds and mutual fund families. In the past, the Trust’s administrative services have been provided by Fortune Fund Administration, Inc., which was an affiliate of the Adviser and the Trust and provided services only to the Trust. On a going forward basis, ALPS will be responsible for preparing initial drafts of annual reports and Form N-CSR for the Funds. In addition, the Trust will implement new procedures for reviewing semi-annual reports, annual reports and Form N-CSR whereby (i) drafts prepared by ALPS first will be reviewed by the Trust’s chief compliance officer (CCO); (ii) following any adjustments, the Trust will hold a Disclosure Control meeting where representatives from the Trust, the Adviser, ALPS, and any other applicable service providers will review Form N-CSR and the annual or semi-annual report with the Trust’s chief executive officer and chief financial officer and recommend any further changes. In addition, the Trust will involve outside counsel and the Trust’s auditors on an as necessary basis, and each portfolio manager will review the portions of the report that are relevant to the portfolio manager’s Fund.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

August 5, 2005

Please contact Jeffrey T. Skinner at (919) 420-1814 with any questions or comments regarding this filing.

Sincerely, /s/ Jeffrey T. Skinner Jeffrey T. Skinner

cc:	Mr. Thomas E. Quinn Mr. John Hackney Reinaldo Pascual, Esq. Tanya Boyle, Esq.